10025733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wentworth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 North B Street
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell J. Posner (641) 472-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mitchell J. Posner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wentworth Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Iowa
Jefferson 2/24/10

Mitchell J. Posner
Signature

President
Title

Becky Hanna
Notary Public

NOTARIAL SEAL IOWA
BECKY HANNA
Commission Number 703584
My Commission Expires
10-12-12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WENTWORTH SECURITIES, INC.

Contents

Wentworth Securities, Inc.

Financial Statements

December 31, 2009

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholder of:
Wentworth Securities, Inc.

We have audited the accompanying statements of financial condition of Wentworth Securities, Inc. as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wentworth Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 23, 2010

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Wentworth Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	133,110
Prepaid expenses		2,461
Total Assets	$	135,571
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	950
Accounts payable to related party		1,500
Accrued expenses		4,690
Accrued expenses to related party		8,845
Total Liabilities		15,985
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		270,528
Accumulated deficit		(151,942)
Total Stockholder's Equity		119,586
Total Liabilities and Stockholder's Equity	$	135,571

See accompanying notes to financial statements

Wentworth Securities, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues		
Private placement fees	$	30,490
Interest income		252
Total Revenues		30,742
Operating Expenses		
Bank service charges		520
Commissions		5,020
Computers and software		168
Consulting fees		69,500
Due and subscriptions		645
Education and seminars		2,226
Equipment rental		896
Insurance		3,282
License and permits		1,711
Miscellaneous		231
Office expense		1,079
Office supplies		290
Postage and delivery		7
Professional fees		26,330
Rent		720
Taxes		359
Telephone		982
Travel and entertainment		42,963
Utilities		288
Total Operating Expenses		157,217
Loss from Operations		(126,475)
Net Loss	$	(126,475)

Wentworth Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2008	1,000	$ 1,000	$ 120,528	$ (1,467)	$ 120,061
Distributions to stockholder	-	-	-	(24,000)	(24,000)
Capital contributions	-	-	150,000	-	150,000
Net loss, 2009	-	-	-	(126,475)	(126,475)
Balance, December 31, 2009	1,000	$ 1,000	$ 270,528	$ (151,942)	$ 119,586

See accompanying notes to financial statements

Wentworth Securities, Inc.
Statements of Cash Flows
Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net Loss	$ (126,475)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Assets	705
Increase (decrease) in:	
Accounts payable	(550)
Accrued expenses	(15,731)
Due to related party	10,345
Net Cash Used in Operating Activities	(131,706)
Cash Flows from Financing Activities	
Dividends	(24,000)
Capital contributions	150,000
Net Cash Provided by Financing Activities	126,000
Net Increase (Decrease) in Cash	(5,706)
Cash and Cash Equivalents at Beginning of Year	138,816
Cash and Cash Equivalents at End of Year	$ 133,110

<u>Supplemental Disclosure of Cash Flow Information:</u>

Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements

Wentworth Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2009

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

Wentworth Securities, Inc. (the "Company"), located in Fairfield, IA, was incorporated in the State of Iowa in December 2004. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company serves as a Placement Agent to entities seeking private funding.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2009. The Company has not experienced any losses in such accounts through December 31, 2009.

Concentration of Customers

During 2009, 100% of revenue was derived from one private placement.

(F) Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. In the case of the private placement in February of 2009, where the company was acting as a Placement Agent, revenue was recognized as of the closing of the transaction.

(G) Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the corporate income. Income of the Company is passed through to the individual stockholder. Accordingly, no provision for federal income taxes has been included in these financial statements.

(H) Fair Value of Financial Instruments

Generally accepted accounting principles requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

Currently, the Company operates from the home office of its President, Mitchell Posner. Appropriate allocation of the costs associated with operation of the company is specified in the Expense Sharing Agreement with a commonly owned affiliate, Kirkwood Group, Inc. These costs are accrued for on a monthly basis pursuant to the Expense Sharing Agreement.

During 2009, the Company recorded consulting fees to Kirkwood Group, Inc. totaling \$67,000. Kirkwood Group, Inc. is affiliated with Wentworth Securities, Inc. through common ownership. Of the \$67,000, \$25,000 was a consulting fee due Kirkwood as a compensation for its consulting and advisory services to Wentworth Securities, Inc. while the Company was acting as a placement agent for funding transaction for Choice Money Transfer Europe, Ltd. The remaining \$42,000 was a monthly fee for management of company's operation.

At December 31, 2009, \$1,500 was payable to the Company's FINOP and \$8,845 was accrued and payable to affiliates and officers.

NOTE 3 STOCKHOLDER'S EQUITY

There were two capital contributions by David Marasek, a registered representative of the Company during 2009. The first one was on January 27, 2009 in the amount of $100,000, and the second one was on July 7, 2009 in the amount of $50,000. Under the $100,000 contribution, Mr. Marasek was provided an option to purchase 20% of the shares of the Company held by the sole shareholder for a total purchase price of $191,600 up to the earlier of (i) December 31, 2009 or (ii) no later than 15 business days after the date on which FINRA has approved the Company's application to sign a fully disclosed clearing agreement and a change in control in compliance with the requirements of NASD rule 1017. The option expired unexercised on December 31, 2009. The $100,000 option had no computed value for accounting purposes. The contributions were made in order to finance the Company to allow David Marasek to establish and develop a new line of business within the Company.

Dividends in the amount of $24,000 were paid to Mitchell Posner, the Company's President, on April 13, 2009.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $112,125, which was $107,125 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 14.26%.

NOTE 5 SUBSEQUENT EVENTS

On October 10, 2008, China Nutrifruit, Ltd., a Nevada corporation, issued to Wentworth Securities, Inc., as partial compensation for placement agent services, warrants to purchase from the Company up to 95,781 shares of common stock which were valued by management at zero on the date of receipt.. At the time of granting, Nutrifruit had not yet filed a Registration Statement and the underlying shares were not trading on a public exchange Under the terms of the Warrant, the issuer granted Wentworth the option of a "cashless exercise." In January, 2010, Wentworth executed its cashless exercise of Nutrifruit warrants and per the cashless exercise calculation included in the Warrant, received 34,428 shares of China Nutrifruit, Ltd. (CNGL) Common Stock."

Supplemental Information

Wentworth Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2009

Net Capital Computation		
Total Stockholder's Equity	$	119,586
Deductions and/or Charges		7,461
Net Capital Before Haircuts		112,125
Haircuts		-
Net Capital		112,125
Required Minimum Capital		5,000
Excess Net Capital	$	107,125
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accounts Payable	$	950
Accrued Payroll and Other Current Liabilities		4,690
Due to Related Party		10,345
	$	15,985
Ratio of Aggregated Indebtedness to Net Capital		14.26%

Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31)

Net Capital, per December 31, Unaudited FOCUS Report, as filed	$	112,125
Net Audit Adjustments		-
Net Capital, per the December 31, Audited Report	$	112,125

Wentworth Securities, Inc.
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2009

Wentworth Securities, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Stockholder of:
Wentworth Securities, Inc.

In planning and performing our audit of the financial statements of Wentworth Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 23, 2010